UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF

PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (the “Filer”): EMERA INCORPORATED
B.	(1)	This is [check one]:
		☒	an original filing for the Filer
		☐	an amended filing for the Filer
	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:
	Name of Registrant:	EMERA INCORPORATED
	Form Type:	Registration Statement on Form F-10 (the “Form F-10”)
	File Number (if known):	333-260250
	Filed By:	EMERA INCORPORATED
	Date Filed (if filed concurrently, so indicate):	October 14, 2021 (filed concurrently with Registration Statement on Form F-10)

D.

The Filer is incorporated or organized under the laws of

The Province of Nova Scotia, Canada

and has its principal place of business at:

5151 Terminal Road

Halifax NS Canada

B3J 1A1

Telephone: (902) 450-0507

E.

The Filer designates and appoints EMERA US FINANCE LP (“Agent”) located at:

Emera US Finance LP

251 Little Falls Drive

Wilmington, Delaware 19808

Telephone: 1 (866) 403-5272

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission; and

	(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Registrant on Form F-10 on October 14, 2021 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Halifax, Country of Canada this 14th day of October, 2021.

Filer:		EMERA INCORPORATED

By:	/s/ GREGORY W. BLUNDEN
	Name:	Gregory W. Blunden
	Title:	Chief Financial Officer

By:	/s/ STEPHEN D. AFTANAS
	Name:	Stephen D. Aftanas
	Title:	Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

EMERA US FINANCE LP as authorized Agent for Service of Process of EMERA INCORPORATED

By: EMERA US FINANCE GP COMPANY, its general partner

By:	/s/ GREGORY W. BLUNDEN
	Name:	Gregory W. Blunden
	Title:	Chief Financial Officer

By:	/s/ STEPHEN D. AFTANAS
	Name:	Stephen D. Aftanas
	Title:	Secretary

Dated: October 14, 2021